March 22, 2019

VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Heather Percival

Re:	Alcon Inc.
Registration Statement on Form 20-F (File No. 001-31269)

Ladies and Gentlemen:

Pursuant to Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, Alcon Inc. (the “Company”), respectfully requests acceleration of the effectiveness of its Registration Statement on Form 20-F (File No. 001-31269) (as amended to date, the “Registration Statement”), so as to become effective at 5:00 p.m. Eastern time on Friday, March 22, 2019 or as soon as possible thereafter.

The Company has been informed by the New York Stock Exchange (the “NYSE”) that the NYSE will certify to the Commission that the Company has been approved by the NYSE for listing and registration.

The Company respectfully requests that it be notified of the effectiveness of the Registration Statement by a telephone call to D. Scott Bennett of Cravath, Swaine & Moore LLP at (212) 474-1132 and that such effectiveness also be confirmed in writing. Please do not hesitate to contact D. Scott Bennett at the same number with any questions or comments with respect to this letter.

Very truly yours,

By:	/s/ David J. Endicott
David J. Endicott
Authorized Representative

By:	/s/ David Murray
David Murray
Authorized Representative